

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2025

Quan Vu
Chief Financial Officer
Monopar Therapeutics Inc.
1000 Skokie Blvd., Suite 350
Wilmette, IL 60091

      Re: Monopar Therapeutics Inc.
          Form 10-K for Fiscal Year Ended December 31, 2024
          File No. 001-39070

Dear Quan Vu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences